
May 3, 2023

Brian R. Gray
President and Chief Executive Officer
Knife River Holding Company
1150 West Century Avenue
Bismarck, ND 58503

> **Re: Knife River Holding Company**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed April 28, 2023**
> **File No. 001-41642**

Dear Brian R. Gray:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12B

Notes to Unaudited Pro Forma Consolidated Financial Statements
Note 2 - Transaction Accounting Adjustments, page 59

1. With regard to pro forma adjustment F, please provide us with a reconciliation of the 57,033,536 shares of Knife River Holding Company common stock to be issued on a pro forma basis pursuant to the separation and distribution agreement.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mining related matters. Please contact Anuja Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John L. Robinson